Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Suite 700
Washington DC, 20010
Direct: 202.383.0218
cynthiakrus@eversheds-sutherland.com

April 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Attention:  Ashley Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation II
Registration Statement on Form N-2 (File No. 333-213716)

Dear Ms. Vroman-Lee:

On behalf of Owl Rock Capital Corporation II (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-2 to 12:00 p.m. Eastern Time on April 29, 2019, or as soon thereafter as is practicable.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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